UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number No. 333-40158

Protection One 401(k) Plan

(formerly known as the Protection One Employees Savings Plan)

(Exact name of registrant as specified in its charter)

1035 N. 3rd Street, Suite 101
Lawrence, Kansas 66044

(785) 856-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the above-referenced Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Protection One 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 28, 2007	By:	/s/ Eric A. Devin
Name: Eric A. Devin
Title: Vice President and Treasurer